ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer:	Starfield Resources (“Issuer”)
Report for the end of:	February 2006

(a)	Name and address of t he eligible instis ut ional inv est or:

RAB Special Situations (Master) Fund Limited (“Special Situations”) P.O . Box 908 GT Walker House Mary Street George Town, Cayman Islands

(b)

Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s security holding percentage in the class of securities, since the last report filed by the eligible instituional investor under Part 4 or the early warning requirements:

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations’ holdings of 464,000 common shares (“Shares”) of the Issuer representing a net decrease of 1.57% in Special Situations’ securityholding percentage for that class of the Issuer’s securities.

(c)

Designation and number or principal amount of securities and the eligible institutional investor’s security holding percentage in the class of securities at the end of the month for which the report is made:

Special Situations holds 11,626,500 Shares and 8,375,000 warrants (“Warrants”) of the Issuer (collectively the “ Securities” ). The Securities represent approximately 11.74% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations) (“ Partially Diluted Basis” ).

(d)	Designation and number or principal amount of securities and the percentage of out standing securities referred to in paragraph (c) (above) over which:

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Special Situations and its joint actors, if any, have ownership of and control over 12,376,500 Shares and 8,625,000 Warrants representing approximately 12.31% of the issued and outstanding Shares on a Partially Diluted Basis.

William Philip Seymour Richards (“ Philip Richards” ), who may be considered a joint actor with Special Situations, has ownership of 750,000 Shares and 250,000 Warrants, representing approximately 0.62% of the issued and outstanding Shares on a Partially Diluted Basis.

(ii)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

(e)

Purpose of t he eligible inst it ut ional invest or and any joint act ors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Special Situations d isposed of the Securities for investm ent purposes only and not w ith the purpose of influencing the control or d irection of the Issuer . Special Situations may in the future, subject to m arket conditions, make ad ditional investm ents in or d ispositions of the Issuer’s securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f)

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report , including agreement s with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g)	Names of any joint actors required in connection with this report :

Philip Richards may be considered to be a joint actor with Special Situations as a result of his positions as a director and as investment manager of Special Situations, a Cayman Islands corporation.

However, the filing of this report is not an admission that Philip Richards is a joint actor with Special Situations.

(h)

Description of any change in any material fact set out in a previous report by the eligible institutional invest or under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

(i)	Eligibility to file reports under Part 4 in respect of the reporting issuer:

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of March 2006.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By:	(signed) “ Joseph Jayaraj”
Name: Joseph Jayaraj
Title: Manager – Legal & Corporate